

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2025

Antonio J. Pietri
President and Chief Executive Officer
Aspen Technology, Inc.
20 Crosby Drive
Bedford, MA 01730

     Re: Aspen Technology, Inc.
          Schedule 14D-9/A filed February 24, 2025
          Schedule 13E-3/A filed February 24, 2025
          File No. 005-93677

Dear Antonio J. Pietri:

     We have reviewed your filing and have the following comment.

     Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this comment, we may have additional comments.

Schedule 13E-3/A filed February 24, 2025

General

1.   We note that each of Exhibits (c)(6), (c)(7), and (c)(8) to the Schedule 13E-3 has been filed with the same corresponding note: "Certain portions of this exhibit have been redacted and provided separately to the Securities and Exchange Commission pursuant to a request for confidential treatment." We have not yet received any such request for confidential treatment. Please submit such request promptly, or advise.

     We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Brian Soares at 202-551-3690.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions